VISION	motor corp	2601 Ocean Park Blvd., Suite 110 Santa Monica, California 90405 (310) 450-0298 Fax: (310) 454-6658 www.visionmotorcorp.com

February 8, 2010

Mr. Kevin Woody

Branch Chief

Division of Corporate Finance

United States Security and Exchange Commission

100 F Street NE

Washington DC 20549

Re:

File No. 000-53315, comments on filings:

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Form 10-K/A for the Fiscal Year Ended December 31. 2008, filed December 4, 2009;

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Form 10-Q for Quarterly Period Ended September 30, 2009, filed November 23, 2009.

Dear Mr. Woody,

We are in receipt of your comment letter, dated January 26, 2010; below are our responses to each comment:

Financial Statements

General

Comment 1: We note your response to our prior comment one.  We note your response only partially addressed our comment; as such, we will reissue the comment.  Please provide for us management’s analysis for the transaction with ICE Conversions, Inc. supporting their current accounting presentation.  Within the response, please ensure that you have address whether the transaction should be accounted for as a reverse acquisition.   Please reference the specific authoritative accounting literature management relied upon.  Additionally, with respect to the contingent consideration, please tell us if your determination that the successful testing was probable to occur is the same as beyond a reasonable doubt as discussed in paragraph 26 of SFAS 141.  Further, please tell us how you determined it was appropriate to record the contributed IO and tangible assets at an amount different than the fair market value; within your response, please reference SFAS 141.

Response 1:

Transaction accounting:

Current Accounting Standards Codification 805-10-25-1 states, “An entity shall determine whether a transaction or other event is a business combination by applying the definition in this Subtopic, which requires that the assets acquired

February 8, 2010

and liabilities assumed constitute a business. If the assets acquired are not a business, the reporting entity shall account for the transaction or other event as an asset acquisition. FAS 141(R), paragraph 4 states, “An entity shall account for each business combination by applying the acquisition method.”  Here, the Company only acquired some, not all, of the assets (both intangible and tangible) of ICE Conversions, Inc., a company which remains a separate ongoing business entity.

At the time of the transaction, we understand that EITF 98-3 was the guideline for determining which accounting methodology should be applied to the transaction.  EITF 98-3 defines a three-step process for determining whether a transferred set of assets and activities is or is not a business. First, one must identify the elements included in the transferred set. Second, one must compare the identified elements in the transferred set to the complete set of elements necessary for the transferred set to conduct normal operations in order to identify any missing elements. Third, if there are missing elements, one must make an assessment as to whether the missing elements cause one to conclude that the transferred set is not a business. That assessment is based on the degree of difficulty or the level of investment (relative to the fair value of the transferred set) necessary to obtain access to or to acquire the missing elements.

In the examination of the transaction, management believes that the assets acquired would not constitute a self-sustaining activity.   The primary item acquired was unproven technology, which would require additional advancement and modification before it could be taken to market.   There was and is the possibility that the technology will not be advanced enough to be competitive in the marketplace or that it will ultimately require more investment than that available to the Company.  As an identifiable asset, the intellectual property was not at a point of marketability, therefore falling short on both the second and third steps of the process.

Based on the information provided, we do not believe that the assets purchased constituted a business, as the assets were predominately intellectual property, which was not completely tested.   We do not believe that the acquired assets constituted a self-sustaining integrated set of activities.   As defined in EITF 98-3, the intangible assets purchased with non-monetary assets did not contain all of the inputs and processes necessary for the acquired assets to produce revenues.

Contingent liability:

FAS 141, paragraph 26 states “Cash and other assets distributed, securities issued unconditionally, and amounts of contingent consideration that are determinable at the date of acquisition shall be included in determining the cost of an acquired entity and recorded at that date. Consideration that is issued or issuable at the expiration of the contingency period or that is held in escrow pending the outcome of the contingency shall be disclosed but not recorded as a liability or

February 8, 2010

shown as outstanding securities unless the outcome of the contingency is determinable beyond a reasonable doubt.”

Based on FAS 141, we determined that the outcome of the contingency was determined beyond a reasonable doubt.   The contract specifications were set to a benchmark (test miles driven) that was a matter of when, not if completed.  Accordingly, we recognized the contingent commitment, since the contingency was reasonable to occur and certain in amount.

Intangible Assets (Contributed Intellectual Property (IP)) and Tangible Assets:

The intangible assets (the contributed IP) and tangible assets were recorded at the lesser of (a) the basis of the carrying costs from ICE, since these amounts were supplied or (b) the fair market value of the assets, when determinable.    We considered, when practical, the fair market value of the items contributed at the time of the contribution.

Our accounting for the transaction applied fair values, when determinable, to the identified assets acquired.  Staff Accounting Bulletin (SAB) SAB 48, Topic 5 G, provides that the transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company’s initial public offering normally should be recorded at the transferors’ historical cost basis determined under GAAP.   Although the timing was not that of the initial public offering and the sellers were not shareholders prior to the asset transaction, we believe that SAB 48, Topic 5 G is the best guidance for the treatment of the nonmonetary assets.

Management considered all relative valuation options: (1) fair value of the shares issued by purchaser, (2) fair value of assets received, and (3) the historical basis of the property purchased.   At the time of the asset acquisition, the valuation of the shares issued for the intangible assets created difficulties since the shares were not trading at any measurable volume and private placements were issued at the par value of the shares.  The intangible assets received were intellectual property of unproven technology and management believed that the undefined market could be limitless: a subjective valuation based on various unknowns.   Management did not believe that either approach (i.e., option (2) or (3) above) would result in a “more measurable” fair valuation.   Based on the above referenced pronouncement, at the time of the transaction measurement, management believes that the most appropriate and reasonable basis has been used to approximate fair value for the purpose of presentation.

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February 8, 2010

Comment 2:  We note your response to our prior comment two.  Please tell us how you have complied with paragraphs 21 and 22 of ASC 718-10-30, or tell us your basis in US GAAP for determining that par value is the appropriate value for the 24,731,500 shares.

Response 2:

Fair market considerations were made when recording of the 24,731,500 shares at par value.   The Company’s recording at par value was consistent with shares issued to unrelated persons in the most recent transactions prior to the share issuance.   The Company had raised money both prior and subsequent to the shares issued at a value equivalent to par.   The negotiation of the number of shares issued was based on consideration that the stock value was at par.   Since the negotiations were between two non-related parties and they had accepted the use of par value, the use of par value was deemed fair.  Additionally, alternative valuation methods to determine fair value are not possible to reasonably estimate the equity value.   Alternative methods (intrinsic methods) require assumptions, most notably current price, which made the resulting calculations unreasonable.   Therefore management determined that the fair value was equivalent to the par value of common stock.

Comment 3:  We note your responses to our prior comments two and five.  Please tell us how you have complied with ASC 718 or tell us how you determined it was appropriate to record a contra-equity account (i.e. deferred compensation).

Response 3:

We believe that we have recognized compensation expense in accordance with ASC 718 as accounted.  Shares were issued to certain employees and service providers as compensation over a contracted period.  The shares were valued at the fair market value (share quotation price at the date of issuance), as the value of the shares were more measurable.   The compensation costs are being amortized over the contractual period (requisite service period) that the shares are being earned.

Shares were issued to all service providers in advance of the performance over a requisite service period.   Shares were issued without basing on probable outcome as a performance condition.  Shares issued were without any underlying agreement or understanding that the equity shares were to be rescinded due to failure to meet performance outcomes or to be redeemed by the entity through the transfer of cash or other assets.  Based on the definite issuance and non-recourse of the share issuance, we did not consider the equity compensation to be anything other than a contra-equity, as unearned equity based compensation.    We did not believe that the issuance of the shares would be properly accounted for as either an asset or liability.

February 8, 2010

Our future reports will modify the balance sheet and statement of shareholders’ equity presentation, as we will reclassify the deferred compensation to combine in additional paid in capital.  This reclassification will have no effect on the statement of operations and will only be a change in the presentation within the equity section of the balance sheet.

Exhibits 31.1 and 31.2

Comment 4:  We note your response to our prior comment three.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rule 13a-14(a) and 15d-14(a).  Specifically we note you continue to replace the word “registrant” with “company” in paragraphs 4 and 5.    Please revise your word certifications in future filings to comply with the Exchange Act Rules.

Response 4:

Wording on the certification exhibits will be corrected for future filings.

Form 10-Q for the quarterly period ended September 30, 2009

Financial Statements

Notes to Financial Statements

6. Stockholders’ equity, page 11

Comment 5:  We note your response to our prior comment nine.  Please tell us and disclose in your filing the method you use to amortize the debt discount.  Additionally, please confirm you will include a policy footnote in future filings for the information you have provided in your response.

Response 5:

Debt discount attributable to the allocated value of the attached warrants are being amortized on a straight line basis through the maturity date of the debt.    We have not used an interest based method to amortize the debt discounts, due to two reasons: (1) debt is short-term by the note payback period (notes terminated or extended as of December 31, 2009) and (2) variance between the straight-line and interest based method is immaterial.   We will review the results of both methodologies on any outstanding issuances and adjust accordingly at year end.

Although not stated in our previous response, we understand that our disclosure is deficient and we intend to expand our disclosure in future filings.

February 8, 2010

Comment 6:  We note your response to our prior comment ten.  Please tell us how you determined it was appropriate to record the restricted stock as a debt discount.  Please be more specific in your reference to authoritative accounting literature.

Response 6:

Money was received in exchange for a debt note and restricted shares.   We accounted for the transaction in accordance with ASC 470-20-25-2.    We valued the restricted shares at the fair market value at the date of issuance and allocated the money received to the allocated value of the stock and note.   Although the guidance refers to detachable warrants, we considered the restricted stock in a manner consistent with this pronouncement.

Additionally, as in comment 5, we will expand our year end audit disclosures in future filings.

We acknowledge that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

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The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ LAWRENCE WEISDORN

Lawrence Weisdorn

Vision Industries Corp.